225 East Mason Street Suite 802 Milwaukee, WI 53202-3657 www.eaglecapitalgrowthfund.com

October 9, 2012

Ms. Cindy Rose
Accountant
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eagle Capital Growth Fund, Inc. ("Fund")

Dear Ms. Rose:

This is the Fund's response to the four (4) issues raised by the Staff in our recent telephone call with respect to the Fund's Form N-SAR for the fiscal year ended December 31, 2011, and is consistent with our recent telephone conference about these issues:

1.    SEC Staff Position:    Because the Fund's "money market" investment is, in actuality, an investment in a separate registered investment company (as opposed to actual cash and cash-equivalents), the Fund should separately identify this investment in its schedule of portfolio investments.

Fund Response:    We concur with the Staff's position that any such "money market" investment needs to be identified in the Fund's investment portfolio. We will ensure that all future Fund filings with the SEC conform to the Staff's position.

2.    SEC Staff Position:    Any payment (or accrued liability) due any affiliate of the Fund should be separately identified on a separate line item in the Fund's financial statements.

Fund Response:    We concur with the Staff's position that any payment (or accrued liability) due any affiliate of the Fund needs to be on a separate line item (that is, it should not be aggregated with payments (or accrued liabilities) running in favor of non-affiliated parties). In the current situation, the only payments (or accrued liabilities) due any affiliate of the Fund are: (a) investment advisory fees due Sims Capital Management LLC, the Fund's investment advisor, and (b) reimbursement of expenses, if any, of director Luke E. Sims in attending Fund Board meetings.  (Mr. Sims is not entitled to receive directors' fees from the Fund.)   We will ensure that all future Fund financial statements and filings with the Securities and Exchange Commission ("SEC") conform to the Staff's position as discussed in this Item 2.

3.    SEC Staff Position:    The Fund should consider whether it needs a current Prospectus (and an effective Registration Statement) in connection with the purchase of Fund shares pursuant to the "cash purchase" feature of the Fund's Dividend Reinvestment and Cash Purchase Plan ("DRIP")

Fund Response:    As we discussed in our recent telephone conference call, all shares purchased by the DRIP under the "cash purchase" feature of the DRIP come from open market purchases by the DRIP agent, American Stock Transfer & Trust Company ("AST"). Since no such shares are being issued by the Fund, no Prospectus (or effective Registration Statement) is required.

We are also aware, and have considered, other SEC rules, such as Regulation M, which may affect the open market purchases of Fund shares by the DRIP agent. The DRIP agent, AST, is clearly independent of the Fund and such open market purchases are not attributable to the Fund.

Based upon our knowledge and understanding of the "cash purchase" feature of the Fund's DRIP, and our understanding of the operation of the DRIP, we are confident that no current Prospectus (or effective Registration Statement) is currently required.

4.    SEC Staff Position:    The Fund needs to file with its Form N-SAR a report from the Fund's independent registered public accountants with respect to internal controls.

Fund Response:    We have reviewed the applicable Form N-SAR requirements and have discussed them with Plante & Moran, PLLC, the Fund's independent registered public accountants. We concur with the Staff's position. The Fund will amend its most recent Form N-SAR (for the year 2011) to include such report on internal controls, and we will include a similar report where required in future filings. A copy of the appropriate Plante & Moran, PLLC report is enclosed.

We trust that the foregoing adequately addresses the Staff's comments. With respect to the changes in response to Item 1 and Item 2 above, the Fund plans to make the changes noted above prospectively in all future relevant filings with the SEC. (We note that the Fund made these changes in the recently filed Form N-Q for the quarter ended September 30, 2012.) With respect to Item 4, as noted above, the Fund plans to file an amendment to its most recent Form N-SAR.

If you have any further questions or comments, please let me know. We appreciate your and the Staff's input and comments on the Fund's filings.

Very truly yours,

Luke E. Sims
President and Chief Executive Officer

E-mail:	luke@simscapital.com
(O):	414/755-6790
(C):	414/530-5680

Enc.
cc: David C. Sims

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Eagle Capital Growth Fund:

In planning and performing our audit of the financial statements of Eagle Capital Growth Fund (the "Fund") as of and for the year ended February 13, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), we considered the Fund's internal control over financial reporting, including controls over safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Fund is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A fund's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A fund's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the fund; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the fund are being made only in accordance with authorizations of management and directors of the fund; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a fund's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the fund's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of the Fund's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be material weaknesses under standards established by the PCAOB. However, we noted no deficiencies in the Fund's internal control over financial reporting and its operation, including controls for safeguarding securities, that we consider to be a material weakness, as defined above, as of February 13, 2012.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Auburn Hills, Michigan
February 13, 2012

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